Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Chicago Mercantile Exchange Holdings Inc. Announces Meeting With Members and Shareholders of Chicago Board of Trade

CME Executives to Explain Views on Why ICE Proposal Inferior to CME/CBOT Merger Agreement CME Also to Host Analyst Call at 7:30 a.m., CDT on March 22

CHICAGO, March 20, 2007 /PRNewswire-FirstCall via COMTEX News Network/ — Chicago Mercantile Exchange Holdings Inc. (NYSE, Nasdaq: CME) today announced that it will hold a meeting with the shareholders of CBOT Holdings Inc. and members of the Chicago Board of Trade in order to reiterate the advantages of the CME/CBOT merger and provide its views on the unsolicited proposal made by IntercontinentalExchange (“ICE”) to CBOT shareholders last week.

The CBOT shareholder/member meeting will be held at 3:15 p.m. on Thursday, March 22, 2007 in the Great Room 1 of the W Chicago City Center, located at 172 West Adams, Chicago.

CME executives, including CME Executive Chairman Terry Duffy and CME Chief Executive Officer Craig Donohue, will address ICE’s unsolicited proposal and explain CME’s views as to why the ICE proposal is inferior to the CME/CBOT merger provided for in the agreement between the parties including, among other reasons:

—	ICE’s estimated synergies appear significantly exaggerated

—	ICE’s proposal poses significant execution and integration risks that could adversely affect customers and shareholders

—	ICE’s proposal is predicated on CBOT shareholders accepting a weaker currency

—	ICE’s proposal will limit CBOT’s comparative future growth potential and value creation opportunities

“We look forward to the opportunity to meet directly with CBOT shareholders and members to discuss the benefits of our deal and our point of view on the weaknesses of the ICE proposal,” said CME Executive Chairman Terry Duffy. “Our merger will create a strong company well positioned to compete in the rapidly changing global derivatives market, offering the greatest benefits for the shareholders and customers of both companies.”

“In our view, the ICE proposal is significantly inferior to the CME/CBOT merger — financially,

strategically and operationally,” said CME Chief Executive Officer Craig Donohue. “Our transaction provides more value to our respective customers through reduced expenses and greater trading opportunities and positions the combined CME/CBOT company as the leading exchange in global financial markets. We believe this will ultimately translate into more value for CBOT shareholders.”

On October 17, 2006, CME and CBOT signed a definitive agreement to merge the two organizations to create the most extensive and diverse global derivatives exchange.

Thursday’s shareholder/member meeting is open only to shareholders, members of the CBOT and media. Interested parties can listen via conference call by dialing as follows: Domestic Participants: (866) 290-0916; International Participants: (913) 312-1226. The presentation will also be available via Web cast. CME leaders will host a press availability immediately following the formal meeting to respond to reporter questions.

Analyst Call Information

In addition to the meeting with CBOT shareholders and members, CME will also host an analyst call at 7:30 a.m., CDT on March 22. Participants can participate by calling the following numbers: Domestic Participants: (800) 811-8824; International Participants: (913) 981-4903. The analyst presentation will also be available via Web cast.

Important Merger Information

CME and CBOT have filed a definitive prospectus/joint proxy statement with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/proxy statement and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site ( http://www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME-G

SOURCE CME

Media, Anita Liskey, +1-312-466-4613, or Mary Haffenberg, +1-312-930-3435,

news@cme.com , or Investors, John Peschier, +1-312-930-8491, all of CME

http://www.cme.com